
April 24, 2018

Via E-mail
Carl Schlachte
Interim Chief Executive Officer and
        Chairman of the Board of Directors
Immersion Corporation
50 Rio Robles
San Jose, California 95134

>   **Re: Immersion Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2017**
>   **Filed February 27, 2018**
>   **File No. 1-38334**

Dear Mr. Schlachte:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

General

1. You state on page 72 that Samsung Electronics accounted for 32% and 33% of your net revenues in 2015 and 2016, respectively. Samsung Electronics reportedly sells electronics products in Sudan and Syria, countries that are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. You do not include disclosure in the Form 10-K about contacts with Sudan and Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria, whether through subsidiaries, customers or other direct or indirect arrangements, including through Samsung Electronics. You should describe any products, software or technology you have provided to Sudan and

Syria, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
        Assistant Director
        Division of Corporation Finance